

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2019

Colette Kress
Chief Financial Officer
NVIDIA Corporation
2788 San Tomas Expressway
Santa Clara, California 95051

>**Re: NVIDIA Corporation**
>**Form 10-K for the Fiscal Year Ended January 27, 2019**
>**Filed February 21, 2019**
>**File No. 000-23985**

Dear Ms. Kress:

We have reviewed your filing and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 27, 2019

Notes to the Consolidated Financial Statements
Note 16 - Segment Information , page 70

1.   We note your disclosures related to revenues from cryptocurrency-specific product sales in MD&A. Please tell us how you considered separate disclosure of revenues related to all your cryptocurrency related products and services when presenting the disclosures required by ASC 280-10-50-40. Tell us how such revenues are reflected currently in the table on page 72.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery